Monarch Staffing, Inc.
___________________________________________________________________________


March 14, 2007


VIA EDGAR
_________

Securities and Exchange Commission
101 F Street, NE
Washington, D.C.  20549-7010


RE:   WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 ORIGINALLY FILED
            WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMEBR 19, 2005 (REGISTRATION NO. 333-130465) together with all exhibits
            and amendments thereto             __________________________
            ______________________

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), Monarch Staffing, Inc. (the "Registrant") hereby requests withdrawal of its Registration Statement on Form SB-2 (File No. 333-130465), together with all exhibits and amendments thereto (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "SEC") on December 19, 2005.

     The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

MONARCH STAFFING, INC.

/s/ David Walters
_______________________
David Walters
Chairman and Chief Financial Officer